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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 6
                               (FINAL AMENDMENT)
                                     TO THE
                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                           --------------------------

                           BIG FLOWER HOLDINGS, INC.

                              (NAME OF THE ISSUER)

                     R. THEODORE AMMON                                         EVERCORE PARTNERS L.L.C.
                      EDWARD T. REILLY                                       EVERCORE CAPITAL PARTNERS L.P.
                     RICHARD L. RITCHIE                                   EVERCORE CAPITAL PARTNERS (NQ) L.P.
                      BFH MERGER CORP.                              EVERCORE CAPITAL OFFSHORE PARTNERS L.P. (CAYMAN)
             THOMAS H. LEE EQUITY FUND IV, L.P.                                     EBF GROUP L.L.C.
                THL EQUITY ADVISORS IV, LLC                                    BIG FLOWER HOLDINGS, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                     089159

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

         MARK A. ANGELSON                      AUSTIN M. BEUTNER                        ANTHONY J. DINOVI
    BIG FLOWER HOLDINGS, INC.           EVERCORE CAPITAL PARTNERS L.P.                  BFH MERGER CORP.
        3 EAST 54TH STREET            EVERCORE CAPITAL PARTNERS (NQ) L.P.                 THOMAS H. LEE
     NEW YORK, NEW YORK 10022                  EVERCORE CAPITAL                       EQUITY FUND IV, L.P.
          (212) 521-1600                       OFFSHORE PARTNERS                           THL EQUITY
                                                 L.P. (CAYMAN)                          ADVISORS IV, LLC
                                               EBF GROUP L.L.C.                     C/O THOMAS H. LEE COMPANY
                                        65 EAST 55TH STREET, 33RD FLOOR            75 STATE STREET, SUITE 2600
                                           NEW YORK, NEW YORK 10022                BOSTON, MASSACHUSETTS 02109
                                                (212) 857-3100                           (617) 227-1050

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                                 COPIES TO:
        JOSEPH B. FRUMKIN                     THOMAS C. MAZZA                      ERIC L. COCHRAN
       SULLIVAN & CROMWELL                  DEWEY BALLANTINE LLP         SKADDEN, ARPS, SLATE, MEAGHER & FLOM
         125 BROAD STREET               1301 AVENUE OF THE AMERICAS                      LLP
     NEW YORK, NEW YORK 10004             NEW YORK, NEW YORK 10019                 919 THIRD AVENUE
          (212) 558-4000                       (212) 259-8000                  NEW YORK, NEW YORK 10022
                                                                                    (212) 735-3000

                           --------------------------

    This statement is filed in connection with (check the appropriate box):

    /X/(a)The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    / /(b)The filing of a registration statement under the Securities Exchange
       Act of 1933.

    / /(c)A tender offer.

    / /(d)None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION*:                                     AMOUNT OF FILING FEE**:
                    $705,373,605.47                                               $141,074.72

* For purposes of calculating fee only. This transaction applies to an aggregate of 22,639,875 shares of Big Flower common stock. The underlying value of the transaction of $705,373,605.47 has been calculated pursuant to Exchange Act Rule 0-11 by (a) multiplying $31.15625 (the average of the high and low prices of Big Flower common stock on December 6, 1999 on the New York Stock Exchange) by 22,639,875.

** 1/50 of 1% of Transaction Valuation, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended.

/X/  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                  AMOUNT PREVIOUSLY PAID: __$152,974.73
                  FORM OR REGISTRATION NO.: FORM S-4 AND SCHEDULE 13E-3

                  FILING PARTY: BIG FLOWER HOLDINGS, INC.

                  DATE FILED: JULY 16, 1999

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
                                  INTRODUCTION


    This Amendment No. 6 amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 (as amended by Amendments No. 1 through No. 5 hereto, the "Transaction Statement") filed with the Securities and Exchange Commission (the "Commission") by Big Flower Holdings, Inc. ("Big Flower"), BFH Merger Corp. ("BFH Merger Corp."), Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C. and the following executive officers and management directors of Big Flower: R. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie.



    The purpose of this Amendment No. 6 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.



ITEM 16. ADDITIONAL INFORMATION.



    On December 7, 1999, Big Flower filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which BFH Merger Corp. was merged with and into Big Flower, with Big Flower as the surviving corporation (the "Merger"). The Merger became effective as of the date of filing, at which time (i) each of the outstanding shares of Big Flower Common Stock (other than certain shares retained by members of management in the Merger) was automatically converted into the right to receive $31.50 in cash, without interest, upon surrender and acceptance of the certificate for such share to Big Flower's exchange agent, (ii) each of the outstanding shares of Big Flower Common Stock held by Big Flower or its subsidiaries was canceled and
(iii) the separate corporate existence of BFH Merger Corp. ceased.



    As a result of the Merger, the Big Flower Common Stock ceased to trade on The New York Stock Exchange and became eligible for delisting from The New York Stock Exchange and termination of registration pursuant to Rules 12g-4 and 12h-3 of the Securities Exchange Act of 1934. Accordingly, on December 10, 1999, Big Flower filed a Certification and Notice of Termination of Registration on Form 15 with the Commission.



ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.



Item 17 is hereby amended and supplemented as follows:



    (d)(3)  Press Release issued by Big Flower on December 7, 1999.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 16, 1999


                                                       BFH MERGER CORP.

                                                       By:  /s/ ANTHONY DINOVI
                                                            -----------------------------------------
                                                            Name: Anthony DiNovi
                                                            Title:  Chairman of the Board

                                                       THOMAS H. LEE EQUITY FUND IV, L.P.

                                                       By: THL Equity Advisors IV, LLC
                                                          General Partner

                                                          By:  /s/ ANTHONY DINOVI
                                                               --------------------------------------
                                                               Name: Anthony DiNovi
                                                               Title:  Managing Director

                                                       THL EQUITY ADVISORS IV, LLC

                                                       By:  /s/ ANTHONY DINOVI
                                                            -----------------------------------------
                                                            Name: Anthony DiNovi
                                                            Title:  Managing Director

                                                       EVERCORE PARTNERS L.L.C.

                                                       By:  /s/ AUSTIN M. BEUTNER
                                                            -----------------------------------------
                                                            Name: Austin M. Beutner
                                                            Title: Managing Member

                                                       EVERCORE CAPITAL PARTNERS L.P.
                                                       EVERCORE CAPITAL PARTNERS (NQ) L.P.
                                                       EVERCORE CAPITAL OFFSHORE PARTNERS L.P.
                                                       (CAYMAN)
                                                       EBF GROUP L.L.C.

                                                       By:  EVERCORE PARTNERS L.L.C., their general
                                                            partner

                                                       By:  /s/ AUSTIN M. BEUTNER
                                                            -----------------------------------------
                                                            Name: Austin M. Beutner
                                                            Title: Managing Member

                                                       BIG FLOWER HOLDINGS, INC.

                                                       By:  /s/ MARK A. ANGELSON
                                                            -----------------------------------------
                                                            Name: Mark A. Angelson
                                                            Title: Acting Executive Vice
                                                            President--Office of the Chairman, General
                                                                   Counsel and Secretary

                                                                      /s/ R. THEODORE AMMON
                                                            -----------------------------------------
                                                                        R. Theodore Ammon

                                                                       /s/ EDWARD T. REILLY
                                                            -----------------------------------------
                                                                         Edward T. Reilly

                                                                      /s/ RICHARD L. RITCHIE
                                                            -----------------------------------------
                                                                        Richard L. Ritchie

                                 EXHIBIT INDEX


Exhibit(a)   (1) Senior Credit Facility Commitment Letter from the The
             Chase Manhattan Bank, Bankers Trust Company, Bank of
                 America, N.A., Chase Securities Inc. and Deutsche Bank
                 Securities Inc. to BFH Merger Corp, dated October 11,
                 1999.*
             (2) Bridge Loan Commitment Letter from Bankers Trust
             Corporation, The Chase Manhattan Bank and Nationsbridge,
                 L.L.C. to BFH Merger Corp., dated October 11, 1999.*
             (3) Mezzanine Financing Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. to BFH Merger Corp., dated October 11,
                 1999.*
             (4) Alternative Senior Credit Facility Commitment Letter
             from The Chase Manhattan Bank, Bankers Trust Company, Bank of America, N.A., Chase Securities Inc. and Deutsche
                 Bank Securities Inc. to BFH Merger Corp., dated
                 October 24, 1999**
             (5) Alternative Bridge Loan Commitment Letter from Bankers
             Trust Corporation, The Chase Manhattan Bank and
                 Nationsbridge, L.L.C. to BFH Merger Corp., dated
                 October 22, 1999.**
             (6) Alternative Mezzanine Financing Commitment Letter from
             Thomas H. Lee Equity Fund IV, L.P. to BFH Merger Corp.,
                 dated October 24, 1999.**
Exhibit(b)   (1) Opinion of Goldman Sachs & Co., dated October 11, 1999
             (included as Appendix B to the Proxy Statement).
             (2) Financial analysis presentation materials prepared by
             Goldman Sachs & Co. for the Big Flower Board of Directors,
                 dated October 2, 1999.*
             (3) Opinion of Berenson Minella & Company dated October 11,
             1999 (included as Appendix C to the Proxy statement).
             (4) Financial analysis presentation materials prepared by
             Berenson Minella & Company in connection with providing its opinion to the Big Flower Board of Directors dated
                 October 7, 1999.*
             (5) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated April 29, 1999.***
             (6) Strategic Discussion Materials prepared by Chase
             Securities Inc. for Thomas H. Lee Equity Fund IV and BFH
                 Merger Corp., dated May 12, 1999.***
             (7) Update to Strategic Discussion Materials, prepared by
             Chase Securities Inc. for Thomas H. Lee Equity Fund IV and
                 BFH Merger Corp., dated September 28, 1999.***
             (8) Opinion of Valuation Research Corporation, dated
             December 7, 1999.*****
             (9) Opinion of Valuation Research Corporation, dated
             December 7, 1999.*****
Exhibit(c)   (1) Equity Contribution Commitment Letter from Thomas H. Lee
             Equity Fund IV, L.P. and Evercore Capital Partners L.P.,
                 dated October 11, 1999.*
             (2) Interim Agreement, effective as of November 19, 1999 by and among Edward T. Reilly, Big Flower Holdings, Inc., and
                 Treasure Chest Advertising Company, Inc.****
Exhibit(d)   (1) Definitive Proxy Statement on Schedule 14A of Big Flower
                 Holdings, Inc.**
             (2) Supplement to Definitive Proxy Statement on
             Schedule 14A of Big Flower Holdings, Inc.***
             (3) Press Release issued by Big Flower on December 7,
             1999.******
Exhibit(e)   Section 262 of the Delaware General Corporation Law
             (included as Appendix D to the Proxy Statement).
Exhibit(f)   Not Applicable

------------------------

* Filed with Amendment Number 1 to the Big Flower Holdings, Inc. Schedule 13E-3 on October 14, 1999.

**     Filed with Amendment Number 2 to the Big Flower Holdings, Inc.
       Schedule 13E-3 on October 25, 1999.

***    Filed with Amendment Number 3 to the Big Flower Holdings, Inc.
       Schedule 13E-3 on November 3, 1999.

**** Filed with Amendment Number 4 to the Big Flower Holdings, Inc. Schedule 13E-3 on November 30, 1999.


***** Filed with Amendment Number 5 to the Big Flower Holdings, Inc. Schedule 13E-3 on December 7, 1999.



****** Filed herewith.